UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Tender Offer

On March 2, 2018, Intelsat S.A. issued a press release announcing that Intelsat S.A.’s indirect subsidiary, Intelsat Connect Finance S.A. (“ICF”), commenced a cash tender offer (the “Offer”) to purchase any and all of the outstanding 6  3/4% Senior Notes due 2018 (CUSIP No. 458204 AN4; ISIN No. US458204AN49) issued by Intelsat (Luxembourg) S.A., a subsidiary of Intelsat S.A. and ICF’s direct parent company, that are not already held by ICF (the “Notes”). ICF’s obligation to accept and pay for the Notes in the Offer is subject to satisfaction or waiver, in ICF’s sole discretion, of certain conditions of the Offer prior to the expiration date pursuant to an Offer to Purchase dated March 2, 2018. The Offer is not conditioned upon any minimum amount of Notes being tendered or ICF obtaining any specific financing.

(d) Exhibits.

Exhibit No.	Document Description

99.1	Press Release, dated March 2, 2018, entitled “Intelsat Announces Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: March 2, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President & Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document Description

99.1	Press Release, dated March 2, 2018, entitled “Intelsat Announces Tender Offer for Certain Notes of Intelsat (Luxembourg) S.A.”

4